THOMPSON BRUSSELS   CINCINNATI   CLEVELAND    COLUMBUS    DAYTON    NEW YORK WASHINGTON, D.C.

         HINE

                                                                                                     October 27, 2005

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:       Merit Advisors Investment Trust II  - File Nos. 333-113166 and 811-21520

Ladies and Gentlemen:

              Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Merit Advisors Investment Trust II (the “Trust”) hereby requests the withdrawal of the following post-effective amendments to its registration statement on Form N-1A (the "Amendments"), filed with the U.S. Securities and Exchange Commission (the “SEC”):

Post-Effective Amendment No. 1 filed on June 28, 2005 (Acc. No. 0000910472-05-000127);

Post-Effective Amendment No. 2 filed on September 9, 2005 (Acc. No. 0000910472-05-000211); and

Post-Effective Amendment No. 3 filed on October 5, 2005 (Accession No. 0000910472-05-000230).

              Post-Effective Amendment No. 1 was filed pursuant to Rule 485(a) for the purpose of adding a new series, the Merit Tactical Treasury Fund II (the “Fund”).  The other Amendments were filed pursuant to Rule 485(b) to extend the effective date of the previously filed Amendment.  No securities were sold in connection with the Amendments.  The Trust has no present intention to offer shares of the Fund in the near term, but plans to re-file an amendment in 2006 to add the series.

              The Trust requests that the SEC issue an order granting its request for withdrawal of the Amendments as soon as is practicable.  Absent an order withdrawing the Amendments, the effective date is November 7, 2005.  The Trust's CIK number is 0001281627.

              If you have any comments or questions, please contact JoAnn M. Strasser at (513) 352-6725.

                                                                                            Very truly yours,

                                                                                            /s/

                                                                  Thompson Hine LLP

cc:  Ellen Sazzman